SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2011

BioLineRx Ltd.
 (Translation of Registrant’s name into English)

P.O. Box 45158
19 Hartum Street
Jerusalem 91450, Israel
 (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑          Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐         No ☑

The Registrant announces that on August 29, 2011, it published on the Magna site of the Tel Aviv Stock Exchange, the decision of the Jerusalem District Court approving the previously reported Motion relating to an Arrangement under Section 350(i) of the Israel Companies Law. Pursuant to the decision of the District Court, which was given on August 26, 2011, the Registrant will convene meetings of its shareholders and the holders of certain warrants issued in May 2009, to approve the extension of the exercise period of such warrants to June 30, 2013.

This report on Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BioLineRx Ltd.

By:	/s/ Philip Serlin
Philip Serlin
Chief Financial Officer and Operating Officer

Dated: August 29, 2011